Response Biomedical Appoints Stan Yakatan to Board of Directors

Company Files US Registration Statement With SEC

Vancouver, British Columbia, February 4, 2004 – Response Biomedical Corp. (RBM: TSX Venture Exchange), is pleased to announce the appointment of Mr. Stan Yakatan, Chairman of US-based Katan Associates International, to the Company’s Board of Directors. The Company also announced that it has filed a Form 20-F Registration Statement with the U.S. Securities and Exchange Commission ("SEC"), an initial step necessary for obtaining listing or trading of the Company’s common shares on a US-based stock exchange.

Mr. Yakatan has completed and advised on numerous acquisitions and corporate finance transactions raising in excess of $1.0 billion dollars in the public and private capital financing markets. He has founded or co-founded over 15 companies in the United States, Canada, Israel, France and Germany. He currently serves as the strategic advisor to the state government of Victoria, Australia and has advised several of the world's leading venture capital firms including TVM (Germany), Ventana (USA), MSP (USA) and Biocapital (Canada). Mr. Yakatan has held senior executive positions with New England Nuclear, (a Division of E.I. Dupont), ICN Pharmaceuticals, New Brunswick Scientific and Biosearch. Headquartered in Los Angeles, Katan Associates is a globally based advisory services organization that provides diversified business, operational, financial and strategic planning services to developing knowledge-based growth and biotechnology companies.

“I am excited to be joining Response’s Board at a time when commercial sales are showing tremendous growth from multiple product lines, and the Company is seeking to raise its profile, broaden its shareholder base and gain access to US capital markets,” said Mr. Yakatan. “RAMP is a robust and proven diagnostic platform with virtually unlimited new product development opportunities in large markets, and I am confident the level of support from the corporate finance community in the US will be considerable.”

“After 30 years as a successful CEO, entrepreneur, and operational manager, Stan has a proven track record of adding significant value to formative-stage companies,” said Mr. Bill Radvak, President and CEO of Response Biomedical Corp. “Submitting our registration statement with the SEC is an important first step toward securing a US-listing, and Stan’s management, operational and corporate finance acumen will be invaluable to the Company in building support and raising corporate awareness.”

Response Biomedical develops, manufactures and markets rapid on-site RAMP tests for medical and environmental applications providing reliable information in minutes, anywhere, every time. RAMP represents an entirely new class of diagnostic, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Jonathan Fassberg
Director, Corporate Communications	President
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext 202	Tel: (212) 477-9007 ext. 16
Email: dbradley@responsebio.com	Email: jfassberg@troutgroup.com